Exhibit 12.1

MGM MIRAGE
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

							Three Months Ended
	Year Ended December 31,						March 31,
						2003			2004
	1999	2000	2001	2002	2003	Pro forma (1)	2003	2004	Pro forma (1)
	(In thousands)
Earnings
Income from continuing operations before income taxes	$143,477	$256,063	$262,596	$457,927	$343,660	$292,463	$79,012	$152,400	$216,407
Fixed charges (see below)	73,518	354,364	420,092	355,587	372,779	649,961	92,607	97,935	167,019
Less: Capitalized interest	(16,300)	(91,145)	(78,608)	(61,712)	(15,234)	(15,234)	(5,759)	(3,088)	(3,088)
Less: Capitalized interest of unconsolidated affiliates	—	(78)	(3,343)	(9,543)	(9,112)	(9,112)	(4,050)	—	—

	200,695	519,204	600,737	742,259	692,093	917,578	161,810	247,247	380,338

Fixed Charges
Interest expense (2)	72,460	352,243	414,379	345,448	352,820	629,502	88,557	92,898	161,982
Interest expense of unconsolidated subsidiaries	1,058	2,121	5,713	10,139	19,959	19,959	4,050	5,037	5,037

	73,518	354,364	420,092	355,587	372,779	649,961	92,607	97,935	167,019

Ratio of Earnings to Fixed Charges	2.73x	1.47x	1.43x	2.09x	1.86x	1.41x	1.75x	2.52x	2.28x

(1)	Pro forma to reflect the proposed acquisition of Mandalay Resort Group.

(2)	Gross interest expense, before capitalized interest, including amortization of debt discount and debt issuance costs. Does not include the interest factor of rental expense as these amounts are not material.